Exhibit 12.1
Statement re Computation of Ratios
German American Bancorp, Inc
Ratios of Earnings to Fixed Charges through March 31, 2014

	Three Months Ended March 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Ratio of earnings to fixed charges:

Excluding interest on deposits	19.15	15.12	9.50	7.49	4.75	3.79

Including interest on deposits	6.89	6.05	4.14	2.72	2.22	1.84

Earnings:
Consolidated Income	$6,305	$25,413	$24,055	$20,249	$13,405	$12,218
Income Taxes	2,732	11,464	10,669	7,726	5,623	4,013
Income Before Taxes	9,037	36,877	34,724	27,975	19,028	16,231

Fixed Charges including deposit interest:
Interest Expense - Non-deposits	449	2,458	3,954	4,194	4,961	5,728
Interest Expense - Deposits	1,036	4,697	6,958	11,986	10,561	13,495
Estimated Interest Component of Rent	49	154	129	118	110	89
	1,534	7,309	11,041	16,298	15,632	19,312

Fixed Charges excluding deposit interest:
Interest Expense - Non-deposits	449	2,458	3,954	4,194	4,961	5,728
Estimated Interest Component of Rent	49	154	129	118	110	89
	498	2,612	4,083	4,312	5,071	5,817

Estimated Interest Component of Rent:
Lease Payments	$147	$461	$388	$354	$329	$268
Industry Standard - use 1/3 of actual cost for interest	49	154	129	118	110	89